UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

February 4, 2016

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-190038) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-190038):

$7,417,380 Accelerated Return Notes® Linked To An International Equity Basket Due March 31, 2017

$32,451,180 Accelerated Return Notes® Linked To The Jpx-Nikkei Index 400 Due April 5, 2017

$8,189,160 Accelerated Return Notes® Linked To The Russell 1000® Value Index Due March 31, 2017

$17,592,970 Accelerated Return Notes® Linked To The Russell 2000® Index Due March 31, 2017

$15,560,990 Accelerated Return Notes® Linked To A Basket Of Three Financial Sector Stocks Due March 24, 2017

$28,575,620 Autocallable Market-Linked Step Up Notes Linked To The S&P 500® Index Due January 25, 2019

$6,753,080 Autocallable Market-Linked Step Up Notes Linked To The Russell 2000® Index Due January 28, 2019

$850,000 Phoenix AutoCallable Notes due February 8, 2021 Linked to the Lesser Performing Reference Asset of the SPDR® S&P 500® ETF and the iShares® Russell 2000 ETF

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: February 4, 2016	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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